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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 08 2006
WASH. D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GRAYSON FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 BROAD STREET
(No. and Street)

RED BANK (City) NEW JERSEY (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Herridge, CEO (800) 434-2662
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson Certified Public Accountant
(Name - if individual, state last, first, middle name)

23 Grand Avenue (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Herridge, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grayson Financial, LLC , as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

5/5/06

Notary Public

KERRY A. LAWLOR
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 21, 2011

This report ** contains (check all applicable boxes): **Page**

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Member's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 -8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not applicable).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10-11

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

GRAYSON FINANCIAL, LLC
(SEC I.D. No. 8-27345)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Grayson Financial, LLC

I have audited the accompanying balance sheet of Grayson Financial, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Grayson Financial, LLC at December 31, 2005, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farmingdale, NY
April 20, 2006

Robert J Wilson, CPA

GRAYSON FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	6,236
Receivable from clearing broker		112,495
Securities, at market		3,128
Prepaid expenses		9,064
Clearing deposit		77,656
Total Assets	$	208,579

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	79,556
Payroll and commissions payable		29,513
Total Liabilities		109,069
Contingencies - Note 5		-
Member's equity		99,510
Total Liabilities and Member's Equity	$	208,579

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	2,201,596
Interest and interest sharing		20,103
(Loss) on error account		(28,094)
Other income from clearing broker		264,330
Total Revenues		2,457,935
Costs and Expenses:		
Salaries and related taxes		1,547,367
Automobile and equipment leases		63,059
Insurance - group medical		76,334
Clearing charges		267,883
Professional fees		78,239
Regulatory fees		43,898
Postage		44,360
Office		55,571
Telephone		47,606
Quote		29,465
Travel		3,321
Insurance - general		2,837
NASD fines and arbitration cost		26,691
Rent		182,095
Depreciation		2,476
Total Costs and Expenses		2,471,202
Net (Loss)	$	(13,267)

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net (Loss)	$	(13,267)
Depreciation		2,476
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from clearing broker		57,060
(Increase) in clearing deposit		(1,735)
(Increase) in Securities, at market		(2,568)
(Increase) in Prepaid expenses		(9,064)
(Decrease) in accounts payable and accrued expenses		(10,386)
(Decrease) in payroll and commissions payable		(44,627)
Net Cash (Used) By Operating Activities		(22,111)
Cash Flows From Investing Activities:		
Net Cash Provided by Investing Activities		-
Cash Flows From Financing Activities:		
Member's contributions		22,400
Net Cash Provided by Financing Activities		22,400
Net Increase In Cash		289
Cash at beginning of the year		5,947
Cash at end of the year	$	6,236

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Total Member's Equity
Balance, January 1, 2005	$ 90,377
Member's contributions	22,400
Net (Loss)	(13,267)
Balance, December 31, 2005	$ 99,510

See accompanying notes.

GRAYSON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Grayson Financial, LLC (Company) was formed in the State of New York on January 26, 1998, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly-owned by its Member Manager, Grayson Enterprises, LLC.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (Penson), securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Revenues
Commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes
The Company is a limited liability Company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or New Jersey State income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term and investments (Certificates) with a maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $87,321, which was $37,321 in excess of the amount required. The Company's percentage of aggregate indebtedness to net capital was 125%.

4. LEASE

The Company entered into a lease for office space in 2002 which expires February 1, 2012, In March 2002, the Company agreed to lease additional space, at the same location.

The termination of the lease for additional space is concurrent with the termination of the original lease. Included in operations for 2005 is rent and utilities expense of approximately $182,095. The base rent is $14,126 per month.

Future minimum lease commitments are as follows:

2006	169,508
2007	169,508
2008	169,508
2009 and thereafter	522,650
	$1,031,174

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

The Company is involved in NASD arbitration – Ronald Lindstrom v. Grayson Financial, LLC. Legal counsel has given the opinion "we believe this case can be settled for nuisance value and recommend a settlement at $15,000. Should it go to hearing we are cautiously optimistic that any award would be minimal." These financial statements reflect an award of $15,000 and this has been included in accounts payable.

In 2005, the firm retained outside counsel to conduct a "review and analysis of the firm's liability respecting funds it received as part of the World Trade Center disaster relief fund." According to the Company, approximately $75,000 was received from the fund in April, 2002. Outside counsel further responded to the Company that "…..I do not believe it necessary to create a reserve at this time." The Company represents that it knows of no potential claim that has been asserted regarding these funds and has not provided any estimate regarding the cost of any potential claim. Consequently, no provision has been made for any contingency in the financial statements regarding these funds.

The Company is also the subject of an ongoing investigation of its books and records pursuant to SEC Rules 17a-3 and 17a-4 and Net Capital Rule 15c3-1. These financial statements do not make any provision for any disciplinary action regarding this matter.

GRAYSON FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total member's equity	$ 99,510
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	9,064
Other assets	2,656
Net capital before haircuts on securities positions	87,790
Haircuts on securities positions	(469)
Undue concentration	-
Net Capital	$ 87,321
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 109,069
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 7,271
Minimum dollar net capital required	$ 50,000
Excess net capital	$ 37,321
Excess net capital at 1,000%	$ 76,414
Percentage of aggregate indebtedness to net capital is	125%

The above computation does differ from the December 31, 2005 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA. The differences are attributable as follows:

Net capital on Focus Form X-17A-5 Part IIA	$ 237,793
(Decrease) in allowable assets	(714,406)
Decrease in aggregate indebtedness	564,322
Haircuts taken on Focus report	81
Haircuts on audited report	(469)
	$ 87,321

Robert J. Wilson, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Grayson Financial, LLC

In planning and performing my audit of the financial statements and supplementary information of Grayson Financial, LLC (the "Company") for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

During the course of my audit, the Company indicated that the books and records of the Company were maintained manually from October through December, 2005; and further indicated that these manual records were basis for the preparation of the FOCUS Report Part IIA Quarterly 17a-5(a) for the quarter ending December 31, 2005. These manual records were not made available to me and the Company retained an outside firm to include these transactions in its mechanized records and financial statements for the year ended December 31, 2005. The Company represents that these mechanized records are the complete records of Grayson Financial LLC for 2005 and it is these mechanized records and financial statements that I used as the basis for my audit. This audit further disclosed several unreconciled differences between information in the above mentioned FOCUS Report and these financial statements. These differences are noted at the bottom of page 9 below the computation of net capital.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, except as indicated in paragraph three above, I noted no other matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farmingdale, NY
April 20, 2006

Robert J Wilson, CPA